

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 9, 2020

Long Yi
Chief Executive Officer
Urban Tea, Inc.
Huakun Times Plaza, Room 1118, Floor 11
No. 200, Erduan, East Xiang Fu Road
Yuhua District, Changsha
People's Republic of China, 410014 (86)

   Re: Urban Tea, Inc.
     Registration Statement on Form F-3
     Filed September 4, 2020
     File No. 333-248615

Dear Mr. Yi:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Courtney Lindsay at (202) 551-7237 with any questions.

         Sincerely,

         Division of Corporation Finance
         Office of Life Sciences